Exhibit 12

E.  I.  DU  PONT  DE  NEMOURS  AND  COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Six Months Ended June 30,
	2015	2014
Income before income taxes	$2,776	$3,242
Adjustment for companies accounted for by the equity method	(4)	40
Less: Capitalized interest	(41)	(23)
Add: Amortization of capitalized interest	19	18
	2,750	3,277
Fixed charges:
Interest and debt expense	211	197
Capitalized interest	41	23
Rental expense representative of interest factor	54	51
	306	271
Total adjusted earnings available for payment of fixed charges	$3,056	$3,548
Number of times fixed charges earned	10.0	13.1